Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128547
Prospectus supplement
(To prospectus dated November 1, 2005)
12,500,000 shares
Gasco Energy, Inc.
Common shares
We are selling 12,500,000 shares of our common stock.
Our common stock is listed for trading on the American Stock Exchange under the symbol “GSX.” On November 17, 2005, the last reported sale price of our common stock on the American Stock Exchange was $6.64 per share.

	Per share	Total

Public offering price	$6.500	$81,250,000

Underwriting discounts	$0.341	$4,262,500

Proceeds to Gasco, before expenses	$6.159	$76,987,500

We have granted the underwriters an option for a period of 30 days to purchase from us up to 1,875,000 additional shares on the same terms and conditions set forth above to cover over-allotments, if any.
Investing in our common shares involves a high degree of risk. See “Risk factors” beginning on page S-11 of this prospectus supplement and on page 2 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
JPMorgan will act as Sole Book-Running Manager and, on behalf of the underwriters, expects to deliver the shares on or about November 23, 2005.

JPMorgan	First Albany Capital

Sole Book-Running Manager	Joint-Lead Manager

Jefferies	Petrie Parkman & Co.
November 17, 2005

You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than the date on the front of this prospectus supplement or the date of such document, as the case may be.

i

About this prospectus supplement
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to or updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to the offering of common stock. If the information in this prospectus supplement is inconsistent with the information contained or incorporated by reference in the accompanying prospectus, this prospectus supplement will apply and will supersede the information contained or incorporated by reference in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Where you can find more information” in the accompanying prospectus.

Forward-looking statements
This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward looking terminology such as “may,” “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or similar terminology. They include statements regarding our:

•	financial position;

•	business strategy;

•	budgets;

•	amount, nature and timing of capital expenditures;

•	estimated reserves of natural gas and oil;

•	drilling of wells;

•	acquisition and development of oil and gas properties;

•	timing and amount of future production of natural gas and oil;

•	operating costs and other expenses; and

•	cash flow and anticipated liquidity.
Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in this prospectus supplement and the accompanying prospectus and include:

•	delays in obtaining drilling permits;

•	uncertainties in the availability of distribution facilities for our natural gas;

•	general economic conditions;

•	natural gas and oil price volatility;

•	the fluctuation in the demand for natural gas and oil;

•	uncertainties in the projection of future rates of production and timing of development expenditures;

•	operating hazards attendant to the natural gas and oil business;

•	climatic conditions;

•	the risks associated with exploration;

•	our ability to generate sufficient cash flow to operate;

•	availability of capital;

•	the strength and financial resources of our competitors;

•	downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	actions or inactions of third-party operators of our properties;

•	environmental risks;

•	regulatory developments;

•	potential mechanical failure or under-performance of significant wells;

•	availability and cost of equipment, materials and supplies;

•	our ability to find and retain skilled personnel;

•	the lack of liquidity of our common stock; and

•	our ability to eliminate material weaknesses in our internal controls over financial reporting.
Any of the factors listed above and other factors contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations.
We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, the accompanying prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and other factors that may affect our business.

Summary
This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference herein and therein, but does not contain all information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus and the incorporated documents carefully, including the historical financial statements and the notes to those financial statements. You should read “Risk factors” beginning on page S-11 of this prospectus supplement and page 2 of the accompanying prospectus for more information about important factors that you should consider before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. When we use the terms “Gasco,” “we,” “us,” or “our,” we are referring to Gasco Energy, Inc. together with its consolidated subsidiaries and predecessors, unless the context otherwise requires.
Our business
We are a natural gas and petroleum exploitation, development and production company engaged in locating and developing hydrocarbon resources, primarily in the Rocky Mountain region. Our principal business strategy is to enhance stockholder value by using technologies new to a specific area to generate and develop high-potential exploitation resources in this area. Our principal business is the acquisition of leasehold interests in petroleum and natural gas rights, either directly or indirectly, and the exploitation and development of the properties subject to these leases. We are currently focusing our drilling efforts in the Riverbend Project located in the Uinta Basin of northeastern Utah, targeting the Wasatch, Mesaverde and Blackhawk formations. As of September 30, 2005, the Company held working interests in 247,264 gross acres (140,240 net acres) located in Utah, Wyoming, California and Nevada. As of September 30, 2005, we held an interest in 38 gross producing gas wells (19 wells, net to our interest) located on these properties.
During the first nine months of 2005, we spudded 16 gross wells (11.1 net wells) and reached total depth on 14 gross wells (9.1 net wells) in the Riverbend Project. We also finished initial completion operations on 16 wells and the re-entry of nine wells to complete behind-pipe pay zones. As of September 30, 2005, in the Riverbend Project, we had 35 gross wells on production and one additional gross well in completion. Currently, we are operating three drilling rigs in the Riverbend Project.
Our initial capital budget for fiscal year 2005 of $38 million has been increased to $50 million to allow for increased activity in the fourth quarter. Our increased budget includes incremental expenditures for the spudding of two additional wells, initial completion operations on two additional wells, and increased costs associated with our drilling program. Upon completion of our 2005 drilling program, we anticipate that we will have spudded 22 gross wells, drilled and completed 20 gross wells (13 net wells) and conducted completion operations on two additional wells.
Our capital budget for fiscal year 2006 is approximately $80 million for the drilling and completion of wells, pipeline infrastructure, distribution facilities and geophysical operations. In connection with our exploitation efforts, we have entered into agreements with third party service providers and investors who contribute approximately 70% of the cost of developing designated wells.

Business strategies
In order to achieve our objective of building shareholder value, we intend to capitalize our competitive strengths by pursuing the following elements of our business strategy:

•	Grow reserve and production through the drill-bit. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We have historically focused our drilling efforts in the Riverbend Project located in the Uinta Basin of northeastern Utah. Our geologists and geophysicist selectively target exploration projects that we believe have significant potential for reserve additions.

•	Exploit current inventory of projects. We believe our current leasehold acreage in our Riverbend project will provide us with future long-term drilling inventories. During the first nine months of 2005, we participated in the drilling of 16 gross wells. We plan to participate in the drilling of a total of 6 gross wells in the fourth quarter of 2005, and approximately 35 gross wells in 2006. We have identified over 3,000 gross (1,500 net) drilling locations with resource potential in our Riverbend Project.

•	Focus on natural gas in the Rocky Mountain region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains by focusing our drilling activities in the tight gas sands of the Wasatch, Mesaverde and Blackhawk formations. The wells in the Riverbend Project tend to have multiple productive zones and we will continue to focus on developing primarily the Wasatch, Mesaverde and Blackhawk formations through multiple stage hydraulic fracturing (“frac” or “frac’ing”) techniques.

•	Apply technological expertise to asset base. We intend to continue to use our technological expertise in developing assets in the Rocky Mountain region. New technologies that are proving successful in this area include advances in staged frac’ing techniques. We believe using these techniques will allow us to economically develop previously unrecoverable resources.

•	Maximize operational control and reduce costs. It is strategically important to us to serve as operator of our properties, allowing us to exert greater control over costs and timing in our exploration, development and production activities. We also intend to continue to maintain a high working interest in our producing interests. We operated approximately 100% of our September 2005 production and, as of September 30, 2005, we owned an average working interest of approximately 60% in 122,401 gross undeveloped acres in the Riverbend Project. We are actively focusing on managing operating, finding and development costs. In addition we expect that our unit cost structure will benefit from economies of scale as we grow, particularly due to our focus on the development of relatively large acreage blocks in the area.

•	Maintain financial flexibility. As of September 30, 2005, as adjusted for this offering, we would have approximately $99.3 million in cash, cash equivalents and short term investments and total liabilities of approximately $74.4 million. We are committed to maintaining a conservative financial position to preserve our financial flexibility.

Competitive strengths
We believe the following competitive strengths will help us successfully execute our strategy and enhance our efforts to increase shareholder value:

•	Experienced management team. Our corporate officers average more than 20 years of experience working in the oil and gas industry and have played key roles in the growth of emerging oil and gas companies, including Pennaco Energy and Prima Energy. Our Chief Operating Officer and other members of our technical team have formed a cohesive operating unit after working many years together in the industry. Members of our technical team have operated oil and gas properties in the Rocky Mountains for over 20 years, during which time they developed significant service company and industry relationships in the region.

•	Commitment to technology. We have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise in the Rocky Mountains. In recent years, we have developed considerable expertise in conventional and 3-D seismic imaging and interpretation. Our well completion team has significant experience in designing and implementing staged fracs in Rocky Mountain tight sand gas reservoirs. This expertise allows us to continually monitor and improve upon well completion design to achieve cost savings and improved well production.

•	Inventory of growth opportunities. We have established an asset base of over 73,232 net undeveloped leasehold acres in the Riverbend Project as of September 30, 2005. Current state- wide regulations in Utah allow development on 40-acre spacing. Our acreage includes a large contiguous position in the Wasatch, Mesaverde and Blackhawk formations play west of the Green River in the Uinta Basin that we believe lends itself to economies of scale and the employment of a repeatable drilling and completion process.

•	Control of gathering system. We control our gathering system in the area west of the Green River in Utah, where our most strategic opportunities are located. Our ability to access this gathering system allows us to bring wells in this area to production quickly and efficiently. In addition, our gathering system may provide us with the opportunity to acquire additional leasehold interests from other operators seeking to access our system to distribute their production.

•	Significant employee investment. All of our corporate officers and substantially all of our employees own our stock or stock options. We believe that such ownership provides appropriate incentive for our employees to increase shareholder value and serves to align their interests with those of our shareholders.
Significant properties
A summary of each of our most significant properties is set forth below:

•	Riverbend Project. The Riverbend Project comprises approximately 123,801 gross acres in the Uinta Basin of northeastern Utah, of which we hold interests in approximately 73,895 net acres as of September 30, 2005. Our engineering and geologic focus is concentrated on three tight-sand formations: the Wasatch, Mesaverde and Blackhawk. A typical well may encounter multiple distinct natural gas sands located between approximately 7,000 and 13,000 feet in depth that are completed using up to ten staged fracs.

We have identified two marine Blackhawk trends in the Riverbend Project that we believe have significant resource potential and in which we intend to target future drilling efforts. We believe these trends will provide a substantial number of drilling opportunities, potentially allowing us to accelerate growth in production. We believe significant production growth may also come from the large number of potential locations that we have identified that are capable of production from the Wasatch, Mesaverde and Blackhawk fluvial sand bodies that we believe are present throughout the entire Riverbend Project area.

•	Greater Green River Basin project. As of September 30, 2005 we had interests in approximately 82,272 gross acres (38,728 net acres) in the Greater Green River Basin area of Wyoming that we currently intend to maintain, and have the right to earn interests in approximately 1,850 net acres. The acreage covers two prospects identified by us. We also have acquired approximately 100 miles of 3-D and 180 miles of 2-D seismic data in this area. The Daniel Anticline is a seismically-defined natural gas resource and is prospective from over-pressured sands from approximately 10,200 to 13,000 feet in depth. The Muddy Creek Project is also seismically-defined and is characterized as a normally-pressured natural gas play at depths typically less than 10,000 feet.
Oil and gas acreage
The following table sets forth the undeveloped and developed leasehold acreage, by area, held by us as of September 30, 2005. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. Developed acres are acres which are spaced or assignable to productive wells. Gross acres are the total number of acres in which we have a working interest. Net acres are the sum of our fractional interests owned in the gross acres. The table does not include acreage that we have a contractual right to acquire or to earn through drilling projects, or any other acreage for which we have not yet received leasehold assignments. In certain leases, our ownership is not the same for all depths; therefore, the net acres in these leases are calculated using the greatest ownership interest at any depth. Generally this greater interest represents our ownership in the primary objective formation.

	Undeveloped Acres		Developed Acres

	Gross	Net	Gross	Net

Utah	122,401	73,232	1,400	663
Wyoming*	109,216	52,913	120	94
Other**	14,127	13,338	—	—

Total acres	245,744	139,483	1,520	757

*	During the fourth quarter of 2005 and through the end of the second quarter of 2006, leases covering 27,064 gross and 14,279 net acres will expire in Wyoming. Management decided not to drill on the subject leases due to lack of rig availability, lack of a partner to share risk dollars, and the non-strategic nature of these leases and has impaired the expiring acreage by reclassifying the costs associated with this acreage into the full cost pool. If we excluded the expiring acreage, our undeveloped leasehold acreage in Wyoming would be 82,152 gross acres and 38,634 net acres.
** Exploration acreage located in California and Nevada.

Riverbend development
As of September 30, 2005, we had 35 gross wells on production and one well nearing completion in our Riverbend project in Utah’s Uinta Basin. Our capital budget for the fourth quarter of 2005 is approximately $15 million for the drilling, completion and distribution facilities of approximately 6 wells in the Riverbend Project. Our capital budget for 2006 is approximately $73 million for the drilling and completion of approximately 32 gross wells (15 net wells) in this area and associated pipeline infrastructure, distribution facilities and geophysical operations.
In January 2004, we entered into agreements, which were subsequently amended during July 2004, with a group of industry service providers, including Schlumberger Technology Corporation, to accelerate the development of our oil and gas properties by drilling up to 50 wells in our Riverbend Project. Under these arrangements, we drilled 12 wells during 2004, all of which are producing, and 7 wells during 2005, 6 of which are producing and 1 of which is awaiting completion. The development of this project is contemplated to proceed in increments of 10-well bundles to be approved by the parties on an ongoing basis. We are currently completing the second 10-well bundle and in the process of approving the commencement of the development of a third 10-well bundle. Under these agreements, we have agreed to fund approximately 30% of the development costs of each of the wells drilled, with the service providers providing drilling and completion services equivalent to 45% of the total development costs and an additional capital partner providing 25% of the total development costs. Our interest in the production stream from each 10-well bundle of wells, net of royalties, taxes and lease operating expenses, is estimated to equal the proportion of the total well costs that we fund.
In November 2004, we completed construction on a ten mile pipeline in the Riverbend Project area to create additional pipeline capacity in this area. We currently own gas gathering and distribution facility assets that include approximately 45 miles of pipeline. This pipeline currently gathers approximately 97% of our natural gas production from the Riverbend Project. We continue to evaluate additional gathering, compression and processing needs in each of the Riverbend, West Desert, Wilkin Ridge and Gate Canyon areas from our Riverbend Project in addition to evaluating alternative proposals for distribution facilities of natural gas from the region.
Oil and gas reserves and production
Our estimated proved oil and gas reserves as of December 31, 2004, as estimated by Netherland, Sewell & Associates, Inc., independent petroleum engineers, were approximately 41.3 Bcfe, consisting of 39.7 Bcf of natural gas and 274 MBbls of crude oil and condensate. All of our proved reserves are located in the Uinta Basin of Utah and underlie approximately 1% of our total acreage in this area. Approximately 21% of our total proved reserves are designated as proved developed.
Our cumulative net production for the nine months ended September 30, 2005 was 936.6 MMcfe, representing a 131% increase over the same period in 2004. Our cumulative net production for the third quarter of 2005 was 489.2 MMcfe, representing a 254% increase in net production over the same period in 2004 and a 63% increase over the second quarter 2005.

Summary of exploration activities
With the early success of our Utah drilling program in identifying two Blackhawk Formation marine sand trends, the largest part of our drilling activity in 2006 is expected to move from exploration to exploitation. The exploration portion of our Utah drilling program will be based on regional geology and will seek to identify additional Blackhawk marine sand trends. We anticipate that approximately 25% of the wells drilled in Utah in 2006 would be considered exploration.
In 2006 in Wyoming, we intend to drill up to three exploratory wells. One well would target the Daniel Anticline prospect and two wells would target the Muddy Creek Project. Our projected outlay for these wells totals approximately $7 million.
Our executive offices
Our principal executive offices are located at 8 Inverness Drive East, Suite 100, Englewood, Colorado 80112, and our telephone number is (303) 483-0044. Our website is located at www.gascoenergy.com. Information contained in our website is not part of this prospectus supplement.

The offering
Common shares offered by Gasco: 12,500,000 shares
Common shares to be outstanding after this offering: 84,454,692 shares
Use of proceeds
The net proceeds from this offering will be approximately $76.7 million, after deducting underwriting discounts and commissions and the estimated expenses of this offering, or $88.2 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering to fund capital expenditures for the development and exploration of our oil and natural gas properties and the development of associated infrastructure, working capital and general corporate purposes. Pending use of the net proceeds as described above, we intend to invest the net proceeds of the offering in United States government and short-term investment grade securities. See “Use of proceeds,” on page S-13, for more information regarding our use of the proceeds from this offering.
American Stock Exchange symbol: GSX
The share amounts listed here are based on shares outstanding as of October 31, 2005. These amounts exclude:

•	10,655,221 shares of common stock reserved for issuance under our stock option plan, of which 8,865,167 shares were subject to outstanding options at October 31, 2005, at a weighted average exercise price of $2.28 per share;

•	179,150 shares of common stock reserved for issuance under our restricted stock plan;

•	479,600 shares of common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock outstanding as of October 31, 2005; and

•	16,250,000 shares of common stock issuable upon conversion of our outstanding 5.50% Convertible Senior Notes due 2011.

Summary consolidated financial data
The following table presents a summary of our historical consolidated financial data derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of September 30, 2005 and for the nine month period ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the nine months ended September 30, 2004 and 2005 should not be regarded as indicative of results for the full year. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, both of which are incorporated herein by reference.

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

Statement of operations data:

Revenues:
Gas	$164,508	$1,206,741	$2,928,689	$2,189,860	$6,268,928
Oil	—	56,702	195,199	156,138	354,963
Gathering	—	—	143,326	—	927,375
Interest	76,140	11,987	325,001	91,470	979,708

Total revenues	240,648	1,275,430	3,592,215	2,437,468	8,530,974

Operating expenses:
General and administrative	5,080,287	2,819,675	4,191,978	2,633,216	3,922,097
Lease operating	119,809	337,278	638,267	596,053	598,115
Gathering operations	—	—	267,450	—	684,320
Depletion, depreciation and amortization	149,109	552,923	1,102,575	784,861	2,351,256
Impairment	541,125	—	—	—	—
Interest	—	82,392	1,597,775	228,816	3,024,878

Total operating expenses	5,890,330	3,792,268	7,798,045	4,242,946	10,580,666

Loss before cumulative effect of change in accounting principle	(5,649,682)	(2,516,838)	(4,205,830)	(1,805,478)	(2,049,692)
Cumulative effect of change in accounting principle	—	(9,687)	—	—	—

Net loss	(5,649,682)	(2,526,525)	(4,205,830)	(1,805,478)	(2,049,692)
Preferred stock dividend	—	(304,172)	(140,853)	(136,640)	(27,433)

Net loss attributable to common stockholders	$(5,649,682)	$(2,830,697)	$(4,346,683)	$(1,942,118)	$(2,077,125)

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

Weighted average number of common shares outstanding:
basic and diluted	36,439,074	41,262,778	63,194,223	61,289,142	70,661,070

Net loss per common share basic and diluted	$(0.16)	$(0.07)	$(0.07)	$(0.03)	$(0.03)

	At December 31,		At September 30,

	2003	2004	2005

Balance sheet data:

Cash and cash equivalents	$3,081,109	$25,717,081	$12,651,002
Working capital	1,192,246	52,719,245	21,636,833
Oil and gas properties, at cost, accounted for using the full cost method of accounting	29,598,291	50,820,293	85,397,998
Total assets	33,059,179	117,368,168	119,882,588
Total liabilities	5,677,096	71,154,970	74,373,386
Stockholders’ equity	27,382,083	46,213,198	45,509,202

Summary operating data
The following table sets forth certain information regarding the production volumes, oil and gas sales, average sales prices received and expenses associated with sales of natural gas and oil for the periods indicated:

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

Net production:
Gas (mcf)	66,444	257,035	505,967	379,107	898,478
Oil (bbl)	—	1,988	5,080	4,212	6,346
Gas equivalent (mcfe)	66,444	268,963	536,447	404,379	936,554
Average daily production (mcfe)	182	737	1,470	1,481	3,431

Average sales prices:
Gas ($ per mcf)	$2.47	$4.69	$5.79	$5.78	$6.98
Oil ($ per bbl)	$—	$28.52	$38.43	$37.07	$55.93
Expenses ($ per mcfe):
Production expenses	1.76	1.13	1.07	1.31	0.54
Production taxes	0.03	0.12	0.12	0.16	0.10
General and administrative expenses:
General and administrative expenses (excluding stock-based compensation)	73.32	10.13	7.04	5.92	3.61
Stock-based compensation	3.14	0.35	0.77	0.60	0.58
Oil and gas depreciation, depletion and amortization	1.59	1.83	1.94	1.83	2.46
Depreciation and amortization of other assets	0.66	0.23	0.11	0.11	0.04
Interest expense	—	0.31	2.98	0.56	3.23

Risk factors
The risks related to our business described below are in addition to the risks described in the section entitled “Risk Factors” beginning on page 2 of the accompanying prospectus. You should carefully consider all such risks described herein and therein, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Realization of any of the risks described herein and therein could have a material effect on our business, financial condition, cash flow and results of operations.
Risks related to our business
Delays in obtaining drilling permits could have a materially adverse effect on our ability to develop our properties in a timely manner.
The average processing time at the Bureau of Land Management in Vernal, Utah for an application for a permit to drill on federal leases has been increasing and currently is approximately 270 days. Approximately 77% of our gross acreage in Utah is located on federal leases. If we are delayed in procuring sufficient drilling permits for our federal properties, we will shift more of our drilling in Utah to our state leases, the permits for which require an average processing time of approximately 30 days. While such a shift in resources would not necessarily affect the rate of growth of our cash flow, it would result in a slower growth rate of our total proved reserves, because a higher percentage of the wells drilled on the state leases will be drilled on leases to which proved undeveloped reserves may already have been attributed.
Our ability to market the oil and gas that we produce is essential to our business.
Several factors beyond our control may adversely affect our ability to market the oil and gas that we discover. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to sell our oil and gas at prices that would result in an adequate return on our invested capital. For example, we currently distribute the gas that we produce through a single pipeline. If this pipeline were to become unavailable, we would incur additional costs to secure a substitute facility in order to deliver the gas that we produce. In addition, although we currently have access to firm transportation for the majority of our current gas production, there is no assurance that we will be able to procure additional transportation on terms satisfactory to us, or at all, as we increase our production through our drilling program.
Our system of internal controls ensures the accuracy or completeness of our disclosures and a loss of public confidence in the quality of our internal controls or disclosures could have a negative impact on us.
Section 404 of the Sarbanes-Oxley Act of 2002, or the SOA, requires us to provide an annual report on our internal controls over financial reporting, including an assessment as to whether or not our internal controls over financial reporting are effective. We are also required to have our auditors attest to our assessment and to opine on the effectiveness of our internal controls over financial reporting. Based upon such review, we concluded that as of December 31, 2004 we did not maintain effective internal control over financial reporting. As more fully described under Item 9A— Controls and Procedures in our amended annual report on Form 10-K/ A (Amendment No. 1) for the year ended December 31, 2004, we identified several material weaknesses in our internal control over financial reporting at December 31, 2004. Although we have implemented new or additional control procedures since December 31, 2004, with the intent to eliminate such material weaknesses, there has not been sufficient time or a sufficient number of transactions to evaluate the effectiveness of these additional controls. If, upon completing the testing and evaluation of our remediated internal controls as required by Section 404 of the SOA, we determine that our remediation has been ineffective, or we identify additional material weaknesses in our internal controls over financial reporting, we could be subjected to additional regulatory scrutiny, future delays in filing our financial statements and a loss of public confidence in the reliability of our financial statements, which could have a negative impact on our liquidity, access to capital markets, financial condition and the trading price of our common stock.
In addition, we do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Based on the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Also, while we document our assumptions and review financial disclosures with the audit committee of our board of directors, the regulations and literature governing our disclosures are complex and reasonable persons may disagree as to their application to a particular situation or set of circumstances.

Use of proceeds
We will receive net proceeds from this offering of approximately $76.7 million, after deducting the underwriters’ discount and our estimated offering expenses, or $88.2 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering to fund capital expenditures for the development and exploration of our oil and natural gas properties and the development of associated infrastructure, working capital and general corporate purposes. Pending use of the net proceeds as described above, we intend to invest the net proceeds of the offering in United States government and short-term investment grade securities.
Capitalization
The following table shows our cash and cash equivalents and capitalization as of September 30, 2005:

•	on a historical basis; and

•	on a pro forma basis to reflect this offering of common stock (assuming no exercise of the underwriters’ over-allotment option).
This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, which are incorporated by reference herein.

As of September 30, 2005
(in thousands)	Actual	Pro forma

Cash and cash equivalents	$12,651	$89,339

5.50% Convertible Senior Notes due 2011	$65,000	$65,000
Stockholders’ equity:
Series B Convertible Preferred Stock, $.001 par value, 20,000 shares authorized, 763 shares issued and outstanding, entitled in liquidation to $335,720	0.001	0.001
Common stock, $.0001 par value, 300,000,000 shares authorized, 71,978,392 shares issued and 71,904,692 shares outstanding; 84,478,392 shares issued and 84,404,692 shares outstanding, pro forma	7.2	8.4
Additional paid-in capital	77,518	154,204
Deferred compensation	(338)	(338)
Accumulated deficit	(31,547)	(31,547)
Less: treasury stock of 73,700 common shares	(130)	(130)

Total stockholders’ equity	45,509	122,197

Total capitalization	$110,509	$187,197

Price range of common stock and dividend policy
Our common stock commenced trading on the American Stock Exchange on December 4, 2004 under the symbol GSX. Prior to that date our common stock traded on the OTC bulletin board under the symbol GASE.OB. The following table sets forth the high and low sales prices per share of our common stock, as reported on the American Stock Exchange (after December 4, 2004) and the OTC bulletin board (prior to December 4, 2004) for the periods indicated.

	High	Low

2003
First Quarter	$0.75	$0.46
Second Quarter	0.90	0.42
Third Quarter	0.90	0.51
Fourth Quarter	1.32	0.54

	High	Low

2004
First Quarter	$2.45	$1.15
Second Quarter	2.54	1.59
Third Quarter	3.45	1.78
Fourth Quarter	4.30	2.75

	High	Low

2005
First Quarter	$4.25	$2.95
Second Quarter	3.88	2.85
Third Quarter	6.91	3.57
Fourth Quarter (through November 17, 2005)	7.51	5.60

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

Underwriting
We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.	6,875,000
First Albany Capital Inc.	2,375,000
Jefferies & Company, Inc.	1,625,000
Petrie Parkman & Co., Inc.	1,625,000
Total	12,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.205 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.100 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
The underwriters have an option to buy up to 1,875,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.341 per share.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Underwriting discounts and commissions

	Without over-	With full over-
	allotment exercise	allotment exercise

Per share	$0.341	$0.341
Total	$4,262,500	$4,901,875

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $300,000.
A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement.
Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, no individual mentioned in the previous sentence, for a period of 90 days after the date of this prospectus supplement, will make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The foregoing restrictions do not apply, among other things, to the following:

•	the issuance and sale of common stock pursuant to this prospectus supplement;

•	the issuance of shares of common stock upon conversion of our outstanding shares of Series B Convertible Preferred Stock or outstanding 5.50% Convertible Senior Notes due 2011;

•	the issuance of options and shares of restricted common stock and the issuance and sale of shares by us of common stock pursuant to our stock option agreements, stock option plan and restricted stock plan, in each case existing on the date of this prospectus supplement, and the sales by our officers and directors of shares of common stock acquired upon the exercise of options outstanding under such stock option agreements and stock option plan; and

•	a pledge of shares of common stock by one of our directors under an agreement existing prior to the date hereof.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Legal matters
The validity of the issuance of the common stock will be passed upon for us by Dill, Dill, Carr, Stonbraker & Hutchings, P.C., Denver, Colorado. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Davis Polk & Wardwell, New York, New York. Vinson & Elkins L.L.P. and Davis Polk & Wardwell will rely upon Dill, Dill, Carr, Stonbraker & Hutchings, P.C. as to all matters of Nevada law.
Experts
The consolidated balance sheet as of December 31, 2004 and related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004 incorporated in the accompanying prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting of Gasco Energy, Inc. incorporated in the accompanying prospectus by reference to the annual report on Form 10-K/ A (Amendment No. 1) of Gasco Energy, Inc. for the year ended December 31, 2004, have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their reports incorporated by reference, which have been incorporated therein by reference, and have been so incorporated in reliance upon such report and upon authority of such Firm as experts in accounting and auditing.
The consolidated balance sheet of Gasco Energy, Inc. and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003, incorporated in the accompanying prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated therein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Certain estimates of proved oil and gas reserves for Gasco Energy, Inc. referred to in this prospectus supplement and incorporated in the accompanying prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included herein and incorporated therein in reliance on the authority of such firm as experts in such matters.

Prospectus
$250,000,000
Gasco Energy, Inc.
Common Stock
Preferred Stock
Debt Securities
Depositary Shares
Guarantees of Debt Securities of Gasco Energy, Inc. by:
Gasco Production Company
San Joaquin Oil & Gas, Ltd.
Riverbend Gas Gathering, LLC
Myton Oilfield Rentals, LLC
        We may from time to time offer and sell common stock, preferred stock, depositary shares and debt securities that may be fully, irrevocably and unconditionally guaranteed by all of our subsidiaries: Gasco Production Company, San Joaquin Oil & Gas, Ltd., Riverbend Gas Gathering, LLC and Myton Oilfield Rentals, LLC.
      This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.
      Our common stock is listed for trading on the American Stock Exchange under the symbol “GSX.” Our executive offices are located at 8 Inverness Drive East, Suite 100, Englewood, Colorado, 80112, and our telephone number is (303) 483-0044.
       Investing in our securities involves risks. Please read carefully the section entitled “Risk Factors” beginning on page 2 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
The date of this prospectus is November 1, 2005.

      You should rely only on the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

About This Prospectus
      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
About Gasco Energy, Inc.
      Gasco Energy, Inc. is a natural gas and petroleum exploitation, development and production company engaged in locating and developing hydrocarbon prospects, primarily in the Rocky Mountain region. Our principal business strategy is to enhance stockholder value by using technologies new to a specific area to generate and develop high-potential exploitation prospects in this area. Our principal business is the acquisition of leasehold interests in petroleum and natural gas rights, either directly or indirectly, and the exploitation and development of properties subject to these leases. We are currently focusing our drilling efforts in the Riverbend Project located in the Uinta Basin of northeastern Utah, targeting the Wasatch, Mesaverde and Blackhawk formations.
      Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Gasco,” “we,” “us” or “our” are to Gasco Energy, Inc. and its subsidiaries.
About the Subsidiary Guarantors
      Gasco Production Company, San Joaquin Oil & Gas, Ltd., Riverbend Gas Gathering, LLC and Myton Oilfield Rentals, LLC constitute all of our subsidiaries as of the date of this prospectus and, unless otherwise indicated in an accompanying prospectus supplement, each will jointly and severally, fully, irrevocably and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. We refer to these subsidiaries guarantors in this prospectus as the “Subsidiary Guarantors.” Financial information concerning our Subsidiary Guarantors will be included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent required by the rules and regulations of the SEC.

Risk Factors
      Your investment in our securities will involve risks. Before deciding whether an investment in our securities is appropriate for you, you should carefully consider the risks described below, in addition to the other information and risk factors contained in, or incorporated by reference into, this prospectus, including any risk factors contained in any annual report on Form 10-K incorporated by reference and any accompanying prospectus supplement.
Risks Related to Our Business

We have incurred losses since our inception and will continue to incur losses in the future.
      To date, our operations have not generated sufficient operating cash flows to provide working capital for our ongoing overhead, the funding of our lease acquisitions and the exploration and development of our properties. Without adequate financing, we may not be able to successfully develop any prospects that we have or acquire and we may not achieve profitability from operations in the near future or at all.
      During the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, we incurred a net loss of $2,698,995, $4,205,830 and $2,526,525, respectively. As of June 30, 2005 and December 31, 2004, we had an accumulated deficit of $32,196,586 and $29,497,591, respectively. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock, our ability to raise additional capital and our ability to continue as a going concern.

The volatility of natural gas and oil prices could have a material adverse effect on our business.
      A sharp decline in the price of natural gas and oil prices would result in a commensurate reduction in our income from the production of oil and gas. In the event prices fall substantially, we may not be able to realize a profit from our production and would continue to operate at a loss. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of crude oil has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. Among the factors that can cause the price volatility are:

•	worldwide or regional demand for energy, which is affected by economic conditions;

•	the domestic and foreign supply of natural gas and oil;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	political conditions in natural gas or oil producing regions;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the price and availability of alternative fuels.

•	acts of war, terrorism or vandalism; and

•	market manipulation.
      All of our production is currently located in, and all of our future production is anticipated to be located in, the Rocky Mountain Region of the United States. The gas prices that we and other operators in the Rocky

Mountain region have received and are currently receiving are at a discount to gas prices in other parts of the country. Factors that can cause price volatility for crude oil and natural gas within this region are:

•	the availability of gathering systems with sufficient capacity to handle local production;

•	seasonal fluctuations in local demand for production;

•	local and national gas storage capacity;

•	interstate pipeline capacity; and

•	the availability and cost of gas transportation facilities from the Rocky Mountain region.
      In addition, because of our size we do not own or lease firm capacity on any interstate pipelines. As a result, our transportation costs are particularly subject to short-term fluctuations in the availability of transportation facilities. Our management believes that the steep discount in the prices it receives may be due to pipeline constraints out of the region, but there is no assurance that increased capacity will improve the prices to levels seen in other parts of the country in the future. Even if we acquire additional pipeline capacity, conditions may not improve due to other factors listed above.
      It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

Our oil and gas reserve information is estimated and may not reflect our actual reserves.
      Estimating accumulations of gas and oil is complex and is not exact because of the numerous uncertainties inherent in the process. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.
The proved reserve information as of December 31, 2004, included herein is based on estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.
      The most accurate method of determining proved reserve estimates is based upon a decline analysis method, which consists of extrapolating future reservoir pressure and production from historical pressure decline and production data. The accuracy of the decline analysis method generally increases with the length of the production history. Since most of our wells had been producing less than three years as of December 31, 2004, their production history was relatively short, so other (generally less accurate) methods such as volumetric analysis and analogy to the production history of wells of other operators in the same reservoir were used in conjunction with the decline analysis method to determine our estimates of proved reserves. As our wells are produced over time and more data is available, the estimated proved reserves will be redetermined on an annual basis and may be adjusted based on that data.
      Actual future production, gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.
      It should not be assumed that the present value of future net cash flows included herein is the current market value of our estimated proved gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

Future changes in commodity prices or our estimates and operational developments may result in impairment charges to our reserves.
      We may be required to write down the carrying value of our gas and oil properties when gas and oil prices are low or if there is substantial downward adjustments to the estimated proved reserves, increases in the estimates of development costs or deterioration in the exploration results.
      We follow the full cost method of accounting, under which, capitalized gas and oil property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved gas and oil reserves plus the cost, or estimated fair value, if lower of unproved properties.
      Should capitalized costs exceed this ceiling, an impairment would be recognized. The present value of estimated future net revenues is computed by applying current prices of gas and oil to estimated future production of proved gas and oil reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. Once an impairment of gas and oil properties is recognized, it is not reversible at a later date even if oil or gas prices increase.

The development of oil and gas properties involves substantial risks that may result in a total loss of investment.
      The business of exploring for and producing oil and gas involves a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations.
      A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

We may not be able to obtain adequate financing to continue our operations.
      We have relied in the past primarily on the sale of equity capital and farm-out and other similar types of transactions to fund working capital and the acquisition of our prospects and related leases. Failure to generate operating cash flow or to obtain additional financing could result in substantial dilution of our property interests, or delay or cause indefinite postponement of further exploration and development of our prospects with the possible loss of our properties.
      We will require significant additional capital to fund our future activities and to service current and any future indebtedness. In particular, we face uncertainties relating to our ability to generate sufficient cash flows from operations to fund the level of capital expenditures required for our oil and gas exploration and production activities and our obligations under various agreements with third parties relating to exploration and development of certain prospects. Our failure to find the financial resources necessary to fund our planned activities and service our debt and other obligations could adversely affect our business.

We compete with larger companies in acquiring properties and operating and drilling services.
      Our natural gas and petroleum exploration activities take place in a highly competitive and speculative business atmosphere. In seeking suitable natural gas and petroleum properties for acquisition, we compete with a number of other companies operating in our areas of interest, including large oil and gas companies and other independent operators with greater financial resources. We do not believe that our competitive position in the petroleum and natural gas industry will be significant.
      We anticipate a competitive market for obtaining drilling rigs and services, and the manpower to operate them. The current high level of drilling activity in our areas of exploration may have a significant adverse impact on the timing and profitability of our operations. In addition, we are required to obtain drilling and right of way permits for our wells, and there is no assurance that such permits will be available on a timely basis or at all.

We may suffer losses or incur liability for events that we or the operator of a property have chosen not to insure against.
      Although management believes the operator of any property in which we may acquire interests will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, we may suffer losses from uninsurable hazards or from hazards which we or the operator have chosen not to insure against because of high premium costs or other reasons. We may become subject to liability for pollution, fire, explosion, blowouts, cratering and oil spills against which we cannot insure or against which we may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material adverse effect on our financial position.

We may incur losses as a result of title deficiencies in the properties in which we invest.
      If an examination of the title history of a property that we have purchased reveals a petroleum and natural gas lease that has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would be worthless. In such an instance, the amount paid for such petroleum and natural gas lease or leases would be lost.
      It is our practice, in acquiring petroleum and natural gas leases, or undivided interests in petroleum and natural gas leases, not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of petroleum and natural gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.
      Prior to the drilling of a petroleum and natural gas well, however, it is the normal practice in the petroleum and natural gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed petroleum and natural gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered.

Our ability to market the oil and gas that we produce is essential to our business.
      Several factors beyond our control may adversely affect our ability to market the oil and gas that we discover. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to sell our oil and gas at prices that would result in an adequate return on our invested capital. For example, we currently distribute the gas that we produce through a single pipeline. If this pipeline were to become unavailable, we would incur additional costs to secure a substitute facility in order to deliver the gas that we produce.

We could become subject to certain Questar Pipeline Company Gas Requirements.
      We currently deliver all of our gathered gas into a Questar Pipeline Company main line transportation system. Questar is currently evaluating their gas quality requirements to transport gas on their system. These requirements could and most likely, would be imposed on all companies delivering gas into their main line. If Questar should require companies to meet more strict quality requirements, there is no assurance that we could meet the new requirements in the short term future. It is possible that we would need to make significant capital expenditures to meet the new gas quality requirements and/or to transport our gas. During this process and/or adding new transportation facilities, our production could be severely curtailed or even shut-in completely.

Environmental costs and liabilities and changing environmental regulation could materially affect our cash flow.
      Our operations are subject to stringent federal, state and local laws and regulations relating to environmental protection. These laws and regulations may require the acquisition of permits or other governmental approvals, limit or prohibit our operations on environmentally sensitive lands, and place burdensome restrictions on the management and disposal of wastes. Failure to comply with these laws may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may delay or prevent our operations. Any stringent changes to these environmental laws and regulations may result in increased costs to us with respect to the disposal of wastes, the performance of remedial activities, and the incurrence of capital expenditures. Please read “Description of Business — Governmental Regulations and Environmental Laws” in our Annual Report on Form 10-K for the Year Ended December 31, 2004.

We are subject to complex governmental regulations which may adversely affect the cost of our business.
      Petroleum and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. We may be required to make large expenditures to comply with these regulatory requirements. Legislation affecting the petroleum and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the petroleum and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Any increases in the regulatory burden on the petroleum and natural gas industry created by new legislation would increase our cost of doing business and, consequently, adversely affect our profitability. A major risk inherent in drilling is the need to obtain drilling and right of way permits from local authorities. Delays in obtaining drilling and/or right of way permits, the failure to obtain a drilling and/or right of way permit for a well or a permit with unreasonable conditions or costs could have a materially adverse effect on our ability to effectively develop our properties.

Our competitors may have greater resources which could enable them to pay a higher price for properties and to better withstand periods of low market prices for hydrocarbons.
      The petroleum and natural gas industry is intensely competitive, and we compete with other companies, which have greater resources. Many of these companies not only explore for and produce crude petroleum and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive petroleum and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low hydrocarbon market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

We may have difficulty managing growth in our business.
      Because of our small size, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

Because our reserves and production are concentrated in a small number of properties, production problems or significant changes in reserve estimates related to any property could have a material impact on our business.
      Our current reserves and production primarily come from producing properties in Utah and Wyoming. If mechanical problems, depletion or other events reduced a substantial portion of the production, our cash flows would be adversely affected. If the actual reserves associated with our fields are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

Financial difficulties encountered by our partners or third-party operators could adversely affect the exploration and development of our prospects.
      Liquidity and cash flow problems encountered by our partners or the co-owners of our properties may prevent or delay the drilling of a well or the development of a project. Our partners and working interest co-owners may be unwilling or unable to pay their share of the costs of projects as they become due. In the case of a farm-out partner, we would have to find a new farm-out partner or obtain alternative funding in order to complete the exploration and development of the prospects subject to the farm-out agreement. In the case of a working interest owner, we could be required to pay the working interest owner’s share of the project costs. We cannot assure you that we would be able to obtain the capital necessary to fund either of these contingencies or that we would be able to find a new farm-out partner.

Shortages of supplies, equipment and personnel may adversely affect our operations.
      Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.

Hedging our production may result in losses.
      We currently have no hedging agreements in place. However, we may in the future enter into arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. We may enter into oil and gas hedging contracts in order to increase credit availability. Hedging will expose us to risk of financial loss in some circumstances, including if:

•	production is less than expected;

•	the other party to the contract defaults on its obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
      In addition, hedging may limit the benefit we would otherwise receive from increases in the prices of oil and gas. Further, if we do not engage in hedging, we may be more adversely affected by changes in oil and gas prices than our competitors who engage in hedging.

Our success depends on our key management personnel, the loss of any of whom could disrupt our business.
      The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our key managers could have a material adverse effect on our business. We have not obtained “key man” insurance for any of our management. Mr. Erickson is the President and Chief Executive Officer of Gasco, and Mr. Decker is an Executive Vice President and the Chief Operating Officer of Gasco. The loss of their services may adversely affect our business and prospects.

Our officers and directors are engaged in other businesses, which may result in conflicts of interest.
      Certain of our officers and directors also serve as directors of other companies or have significant shareholdings in other companies. For example, our chairman, Marc A. Bruner, is the largest shareholder and Chairman of the Advisory Committee of Galaxy Energy Corporation. As Advisory Committee Chairman, Mr. Bruner is involved in identifying and acquiring large land packages for exploitation and development by Galaxy. Mr. Bruner also serves as the Chairman and Chief Operating Officer of Falcon Oil and Gas, Ltd. Falcon’s current drilling activities include projects in Romania and Hungary. In addition, another of our directors, C. Tony Lotito, is a Director of Galaxy, and currently serves as the Executive Vice President, Chief Financial Officer, Secretary-Treasurer and a member of the Board of Directors of GSL Energy Corporation, which is majority owned by Mr. Bruner.
      To the extent that such other companies participate in ventures in which we may participate, or compete for prospects or financial resources with us, these officers and directors will have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such participation or such terms.
      In accordance with the laws of the State of Nevada, our directors are required to act honestly and in good faith with a view to the best interests of Gasco. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

It may be difficult to enforce judgments predicated on the federal securities laws on some of our board members who are not U.S. residents.
      Two of our directors reside outside the United States and maintain a substantial portion of their assets outside the United States. As a result it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws.
      Foreign courts may not entertain original actions against our directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws may not be directly enforceable in foreign countries.
Risks Related to Our Capital Stock

Our common stock has experienced, and may continue to experience, price volatility and a low trading volume.
      The trading price of our common stock has been and may continue to be subject to large fluctuations, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

•	the results of our exploratory drilling;

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the commodities we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and stock price performance of other companies that investors may deem comparable; and

•	purchases or sales of blocks of our common stock.
This volatility may adversely affect the price of our common stock regardless of our operating performance.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.
      If our existing shareholders sell our common stock in the market following this offering, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In such case, our ability to raise additional capital in the financial markets at a time and price favorable to us might be impaired. In addition, our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our shareholders. Additional issuance of common stock would dilute the ownership percentage of existing shareholders and may dilute the earnings per share of our common stock. As of June 30, 2005, we had 71,346,436 shares of common stock issued and outstanding. As of such date, there were 9,262,250 shares of common stock issuable upon exercise of outstanding options and conversion of our Series B Convertible Preferred Stock (“Preferred Stock”). Additional options may be granted to purchase 1,556,721 shares of common stock under our stock option plan and an additional 179,150 shares of common stock are issuable under our restricted stock plan. As of December 31 of each year, the number of shares of common stock issuable under our stock option plan automatically increases so that the total number of shares of common stock issuable under such plan is equal to 10% of the total number of shares of common stock outstanding on such date.

We have not previously paid dividends on our common stock and we do not anticipate doing so in the foreseeable future.
      We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. Any future decision to pay a dividend and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.

We have anti-takeover provisions in our certificate of incorporation and bylaws that may discourage a change of control.
      Our articles of incorporation and bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.
      Under the terms of our articles of incorporation and as permitted under Nevada law, we have elected not to be subject to Nevada’s anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. With the approval of our stockholders, we may amend our articles of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Risks Related to Debt Securities

If an active trading market does not develop for a series of debt securities sold pursuant to this prospectus, you may be unable to sell any such debt securities or to sell any such debt securities at a price that you deem sufficient.
      Unless otherwise specified in an accompanying prospectus supplement, any debt securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may not list any debt securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of debt securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.
      A guarantee of debt securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of debt securities being able to rely on only Gasco Energy, Inc. to satisfy claims.
      Any series of debt securities issued pursuant to this prospectus may be fully, irrevocably and unconditionally guaranteed by the Subsidiary Guarantors. However, under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.
      In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.
      The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Where You Can Find More Information
      We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov. You may also find information about us on our website (www.gascoenergy.com). Information contained on our website is not part of this prospectus.
      The SEC allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration statement, you should always check for reports we may have filed with the SEC after the date of this prospectus. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/ A (Amendment Nos. 1 and 2), for the fiscal year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	our Quarterly Report on Form 10-Q/ A (Amendment No. 1) for the fiscal quarter ended June 30, 2005; and

•	our current reports on Form 8-K filed on January 5, 2005; January 26, 2005; January 31, 2005; February 7, 2005; February 11, 2005; February 24, 2005; March 7, 2005; March 17 2005 (excluding Item 2.02 information); April 6, 2005; July 6, 2005; August 8, 2005 and October 3, 2005.
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      All filings filed by us pursuant to the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and (ii) prior to effectiveness of the registration statement of which this prospectus is a part, shall be deemed to be incorporated by reference into the prospectus.
      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to W. King Grant, Chief Financial Officer and Secretary, Gasco Energy, Inc., 8 Inverness Drive, Suite 100, Englewood, Colorado 80112, by mail, or if by telephone at (303) 483-0044.

Cautionary Statements Regarding Forward-Looking Statements
      Some of the information in this prospectus contains forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). These statements express, or are based on, our expectations about future events. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward looking terminology such as “may,” “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or similar terminology. They include statements regarding our:

•	financial position;

•	business strategy;

•	budgets;

•	amount, nature and timing of capital expenditures;

•	estimated reserves of natural gas and oil;

•	drilling of wells;

•	acquisition and development of oil and gas properties;

•	timing and amount of future production of natural gas and oil;

•	operating costs and other expenses; and

•	cash flow and anticipated liquidity.
      Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	our ability to generate sufficient cash flow to operate;

•	the lack of liquidity of our common stock;

•	the risks associated with exploration;

•	natural gas and oil price volatility;

•	the fluctuation in the demand for natural gas and oil;

•	uncertainties in the projection of future rates of production and timing of development expenditures;

•	operating hazards attendant to the natural gas and oil business;

•	downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or under-performance of significant wells;

•	climatic conditions;

•	availability and cost of material and equipment;

•	delays in anticipated start-up dates;

•	actions or inactions of third-party operators of our properties;

•	our ability to find and retain skilled personnel;

•	availability of capital;

•	the strength and financial resources of our competitors;

•	regulatory developments;

•	environmental risks; and

•	general economic conditions.
      Any of the factors listed above and other factors contained in this prospectus could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations.
      When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this annual report. Our forward-looking statements speak only as of the date made.
Use of Proceeds
      Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.
Ratios of Earnings to Fixed Charges
and Combined Fixed Charges and Preferred Dividends
      For purposes of determining the ratios of earnings to fixed charges and combined fixed charges and preferred dividends, earnings are defined as income (loss) before cumulative effect of change in accounting principle plus interest expense and amortization of debt related costs, and fixed charges are defined as interest expense, amortization of debt related costs, capitalized interest and expenses related to indebtedness. Preferred dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

	Fiscal Year Ended December 31,
						Six Months Ended
	2000	2001	2002	2003	2004	June 30, 2005

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)
Ratio of earnings to combined fixed charges and preferred dividends	(2)	(2)	(2)	(2)	(2)	(2)

(1)	Our consolidated ratio of earnings to fixed charges was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $843,261, $4,129,459, $5,649,682, $2,821,010 and $4,346,683 for the fiscal years ended December 31, 2000, 2001, 2002 and 2003 and 2004 respectively, and $2,720,207 for the six months ended June 30, 2005.

(2)	Our consolidated ratio of earnings to combined fixed charges and preferred dividends was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $843,261, $4,129,459, $5,649,682, $3,125,182 and $4,487,536 for the fiscal years ended December 31, 2000, 2001, 2002 and 2003 and 2004 respectively, and $2,741,419 for the six months ended June 30, 2005.

Description of Debt Securities
      The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiaries, if our subsidiaries are guarantors of the Debt Securities, and Wells Fargo Bank, National Association as Trustee (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called the “Indentures.”
      The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.
      Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Gasco and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.
      We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular articles or sections or defined terms of the Indentures, those articles or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.
General
      The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities may be our secured or unsecured obligations.
      The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined in the Indentures) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.
      If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock (Section 301).
      If specified in the prospectus supplement, our subsidiaries (the “Subsidiary Guarantors”) will unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the Debt Securities as described under “— Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.
      The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) the dates on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) the places where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).
      Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.
Subordination of Subordinated Debt Securities
      The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and such indebtedness may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.
      The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

      The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment (Section 1202 of the Subordinated Indenture).
      The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance” (Section 1215 of the Subordinated Indenture).
Subsidiary Guarantees
      If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.
      Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).
      In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).
      Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).
      Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.
      In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in such Subsidiary Guarantor’s ceasing to be a Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indenture (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer
      The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).
      At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).
      Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).
      If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).
Global Securities
      Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.
      Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

      All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).
      As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.
      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Trustee, our agents or the Trustee’s agents will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Payment and Paying Agents
      Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).
      Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).
      All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).
Consolidation, Merger and Sale of Assets
      Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).
Events of Default
      Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor (Section 501); and

(7) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

      If an Event of Default (other than an Event of Default with respect to Gasco described in clause (6) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Gasco described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.
      Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).
      No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).
      However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).
      We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).
Modification and Waiver
      Modifications and amendments of an Indenture may be made by us and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the applicable Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(10) modify such provisions with respect to modification, amendment or waiver; or

(11) following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder (Section 902).
      The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).
      Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and

(4) certain Debt Securities, including those owned by us or any of our Affiliates will not be deemed to be Outstanding (Section 101).
      Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).
Satisfaction and Discharge
      Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).
Legal Defeasance and Covenant Defeasance
      If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).
      Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (6) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).
      Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

Notices
      Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).
Title
      We, the Trustee and any agent of us or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).
Governing Law
      The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).
Description of Capital Stock
      Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”
Authorized Capital Stock
      Our authorized capital stock consists of 300,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, of which 20,000 shares are designated as Series B Convertible Preferred Stock.
Common Stock
      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that are outstanding or that we may issue in the future, the holders of common stock are entitled to receive:

•	dividends as may be declared by our board of directors; and

•	pro rata, based on the number of shares held, all of our assets available for distribution to our common stockholders in liquidation.
      There are no preemptive rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
      Subject to the provisions of our articles of incorporation and legal limitations, our board of directors has the authority, without further vote or action by the stockholders:

•	to issue up to 5,000,000 shares of preferred stock in one or more series; and

•	to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of the common stock.

      The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise or to make changes in our management.
Series B Preferred Stock
      Subject to the provisions of our articles of incorporation and the Certificate of Designation governing the terms of our Series B Preferred Stock, our board of directors has the authority to issue up to 20,000 shares of Series B Preferred Stock, of which 11,339 shares have been issued, 943 of which are outstanding as of June 30, 2005.
      Ranking. Our Series B Preferred Stock ranks senior to our common stock as to dividend rights or rights upon our liquidation, winding-up or dissolution.
      Dividends. Each share of Series B Preferred Stock is entitled to receive, when and as declared by the Board of Directors, in preference to the holders of our common stock and any other series of our capital stock ranking junior to the Series B Preferred Stock, dividends at a rate of 7% per annum of the Liquidation Preference (as defined below) per share calculated on the basis of a 365-day year, payable on each June 30 and December 31, beginning June 30, 2003. We have the option to pay such dividends in either cash, shares of common stock or additional shares of Series B Preferred Stock.
      Liquidation Preference. In the event of any liquidation or winding up of Gasco, the holders of the outstanding shares of Series B Preferred Stock will be entitled to receive, in preference to the common stock and any other series of our capital stock ranking junior to the Series B Preferred Stock, an amount per share equal to $440.00 per share of the Series B Preferred Stock (the “Liquidation Preference”), plus any accrued and unpaid dividends. After payment of the Series B Preferred Stock liquidation preference, the remainder of our assets will be distributed to the holders of the common stock and any other junior stock.
      Conversion. The holders of shares of Series B Preferred Stock have the right to convert each share of Series B Preferred Stock into a number of shares of common stock equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price is currently equal to $0.70 and is subject to adjustment upon the occurrence of certain corporate events.
      In the event a majority of the Board of Directors and the holders of at least 65% of the outstanding shares of Series B Preferred Stock, acting as a class, shall vote to convert all of the shares of Series B Preferred Stock into shares of common stock, all outstanding shares of Series B Preferred Stock shall be converted, without further act of Gasco or its stockholders, into shares of common stock at the Conversion Price.
      Optional Redemption. We do not have the right to cause the redemption of the Series B Preferred Stock prior to February 10, 2006. On and after February 10, 2006, we have the right to redeem the outstanding shares of Series B Preferred Stock, in whole or in part, at a price equal to 105% of the Liquidation Preference, (the “Redemption Price”) plus accrued and unpaid dividends.
      Voting Rights. Each share of Series B Preferred Stock is entitled to vote together with the shares of common stock and carries a number of votes equal to the fraction, the numerator of which shall equal $440 and the denominator of which shall equal the Conversion Price. In addition, the approval of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, is required to approve (i) any amendments to the Certificate of Designation governing the Series B Preferred Stock or (ii) a merger of Gasco, other than a Qualified Merger, as such term is defined in the Certificate of Designation. Generally, a Qualified Merger means a merger with a public company or a merger where Gasco is a surviving company and the fair market value of each share of common stock following the merger is at least 150% of the Conversion Price.

      Series B Director. The holders of shares of Series B Preferred Stock are entitled to elect annually one director to our Board of Directors. In addition to the voting rights afforded the holders of the Series B Preferred Stock, we may not without the consent of the Series B Director (i) authorize or issue any stock that ranks senior to or in parity with the Series B Preferred Stock, or (ii) make certain restricted payments.
Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws
      Our articles of incorporation and bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.
Written Consent of Stockholders
      Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of 100% of the outstanding voting power.
Special Meetings of Stockholders
      Subject to the rights of the holders of any series of preferred stock, our bylaws provide that special meetings of the stockholders may be called by the board of directors by the resolution of a majority of our board of directors or at the written demand of 60% of the shares outstanding and entitled to vote by our President or by one of our Vice Presidents.
Advance Notice Procedure for Director Nominations and Stockholder Proposals
      Our bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder’s intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	for an election to be held at the annual meeting of stockholders, not later than 90 calendar days, nor earlier than 120 calendar days, prior to the anniversary date of the immediately preceding annual meeting of stockholders; and

•	for an election to be held at a special meeting of stockholders, not later than the later of (1) 90 calendar days, nor earlier than 120 calendar days, prior to the special meeting or (2) 10 calendar days following the public announcement of the special meeting.
      Notice of a stockholder’s intent to raise business at an annual meeting must be received at our principal executive offices not later than 90 calendar days, nor earlier than 120 calendar days, prior to the anniversary date of the preceding annual meeting of stockholders.
      These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.
Amendment of the Bylaws
      Our board of directors may amend or repeal the bylaws and adopt new bylaws. The holders of common stock may amend or repeal the bylaws and adopt new bylaws by a majority vote.
Nevada Takeover Statute
      Under the terms of our articles of incorporation and as permitted under Nevada law, we have elected not to be subject to Nevada’s anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our articles of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Nevada anti-takeover law, third parties could pursue a takeover transaction that was not approved by our board of directors.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is ComputerShare Investor Services, and its telephone number is (303) 262-0600.

Description of Depositary Shares
General
      We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.
      We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.
Dividends and Other Distributions
      If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. If the Bank Depositary, however, determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.
Redemption of Depositary Shares
      If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.
Voting the Preferred Stock
      Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.
Amendment and Termination of the Depositary Agreement
      The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.
Charges of Bank Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.
Withdrawal of Preferred Stock
      Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.
Resignation and Removal of Bank Depositary
      The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

Plan of Distribution
      Any of the securities being offered hereby may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; or

•	directly by us.
      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
      Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold. We may periodically engage agents or underwriters in connection with at-the-market offerings or negotiated transactions involving our common stock.
      If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.
      We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the price at which securities are first offered to the public (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.
      If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.
      Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

      If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.
      Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.
      Each series of securities will be a new issue and, other than our common stock, which is listed on the American Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.
      Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.
Legal Matters
      The validity of the common stock and preferred stock (including any preferred stock underlying any depositary shares), offered by this prospectus have been passed upon for us by Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado. The validity of the debt securities (and related guarantees) and depositary shares offered by this prospectus have been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.
Experts
      The consolidated balance sheet as of December 31, 2004 and related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004 incorporated in this prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting of Gasco Energy, Inc. incorporated in this prospectus by reference to the annual report on Form 10-K/ A (Amendment No. 1) of Gasco Energy, Inc. for the year ended December 31, 2004, have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their reports incorporated by reference and are included in reliance upon such report and upon authority of such Firm as experts in accounting and auditing.
      The consolidated balance sheet of Gasco Energy, Inc. and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      Certain estimates of proved oil and gas reserves for Gasco Energy, Inc. referred to and incorporated in this prospectus by reference to the annual report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2004, were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

12,500,000 shares
Gasco Energy, Inc.
Common shares
Prospectus Supplement

JPMorgan	First Albany Capital

Sole Book-Running Manager	Joint-Lead Manager

Jefferies	Petrie Parkman & Co.
November 17, 2005
You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.